Mail Stop 3561

October 22, 2009

Via Fax & U.S. Mail

Mr. William A. McWhirter II, Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re:** **Trinity Industries, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed July 30, 2009**
> **File No. 001-06903**

Dear Mr. McWhirter:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17
Liquidity and Capital Resources, page 25
Off Balance Sheet Arrangements, page 27

1.   We refer to your incorporation by reference of Note 4 to the financial statements.
        Given that note 4 discloses details concerning railcar leasing, it is unclear which
        transaction(s) meet the definition of off balance sheet arrangements under
        paragraph (A)(4)(ii) of Item 303 of Regulation S-K. In this regard, please clarify
        for us and revise your disclosure in future filings to clearly identify for a reader of
        your filing all relevant and material off balance sheet arrangements as required by
        Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements, page 40
Note 4 – Railcar Leasing and Management Service Group

2.   We note from your disclosure at the top of page 49 that equipment consists
        primarily of railcars leased by third parties and that the Leasing Group purchases
        equipment manufactured by Trinity's rail subsidiaries and enters into lease
        contracts with third parties with terms generally ranging between one and twenty
        years. In this regard, please clarify for us and in future filings whether any of the
        operating lease contracts contain non-level fixed rental payments and if so, how
        such payments are recognized within your financial statements. If revenues are
        recognized on an other than straight-line basis, please explain why management
        believes such revenue recognition is appropriate and provide us with the
        accounting guidance you relied upon in determining your accounting treatment.

Note 11. Other, Net, page 57

3.   We note that you classify the gains and losses from sales and disposals of assets
        as a component of other, net (income) expense. Please revise future filings to
        reflect these amounts as components of operating income. Refer to the guidance
        outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic
        13.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2009

Notes to Consolidated Financial Statements (unaudited), page 6
Note 9. Debt, page 16

4.   In future filings, please revise to disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined, the amount by which the instrument's if-converted value exceeds its principal amount, and information about derivative transactions entered into in connection with the issuance of such notes, if applicable. Refer to paragraph 32 of FSP APB 14-1.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. William A. McWhirter, CFO
Trinity Industries, Inc.
October 22, 2009
Page 4

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief